Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month period ended March 31, 2023, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; capital resource constraints; Calyxt’s ability to consummate its proposed merger with Cibus Global, LLC; Calyxt’s ability to continue as a going concern and finance its continuing operations; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2023 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt®, PlantSpring™, BioFactory™, Plant Cell Matrix™ and PCM™ are owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole. References to the “Group” refer to Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt, Inc., collectively.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2022	March 31, 2023
ASSETS
Non-current assets
Intangible assets		718	713
Property, plant, and equipment	7	63,621	61,708
Right-of-use assets	6	44,275	43,436
Non-current financial assets	8	8,791	8,185

Total non-current assets		117,406	114,042
Current assets
Trade receivables	9.1	772	1,120
Subsidies receivables	9.2	14,496	18,245
Other current assets	9.3	9,078	9,703
Current financial assets	10.1	7,907	4,647
Cash and cash equivalents	10.2	89,789	83,515

Total current assets		122,043	117,231

Total assets held for sale	4	21,768	20,135

TOTAL ASSETS		261,216	251,408

LIABILITIES
Shareholders’ equity
Share capital	14	2,955	3,487
Premiums related to the share capital	14	583,122	608,086
Currency translation adjustment		(28,605)	(28,542)
Retained earnings		(333,365)	(439,220)
Net income (loss)		(106,139)	(30,074)

Total shareholders’ equity - Group Share		117,968	113,735
Non-controlling interests		7,973	6,754

Total shareholders’ equity		125,941	120,489
Non-current liabilities
Non-current financial liabilities	11	20,531	19,625
Non-current lease debts	11	49,358	48,285
Non-current provisions	17	2,390	2,540

Total non-current liabilities		72,279	70,450

Current liabilities
Current financial liabilities		5,088	5,188
Current lease debts	11	7,872	8,181
Trade payables	11	21,456	22,324
Deferred revenues and contract liabilities	13	59	342
Current provisions	17	477	1,011
Other current liabilities	12	13,179	6,094

Total current liabilities		48,131	43,140

Total liabilities related to asset held for sale	4	14,864	17,328

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		261,216	251,408

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

$ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2022 *	2023
Revenues and other income
Revenues	3.1	1,665	139
Other income	3.1	2,135	3,420

Total revenues and other income		3,800	3,559

Operating expenses
Cost of revenue	3.2	(385)	(334)
Research and development expenses	3.2	(26,601)	(21,081)
Selling, general and administrative expenses	3.2	(6,063)	(4,964)
Other operating income (expenses)		21	(611)

Total operating expenses		(33,028)	(26,990)

Operating income (loss)		(29,228)	(23,431)

Financial income		2,270	775
Financial expenses		(1,358)	(5,177)

Net Financial gain (loss)		912	(4,402)

Income (loss) from continuing operations		(28,316)	(27,833)
Income (loss) from discontinued operations		(6,441)	(4,691)

Net income (loss)		(34,757)	(32,525)

Attributable to shareholders of Cellectis		(31,911)	(30,074)
Attributable to non-controlling interests		(2,846)	(2,450)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	16
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.70)	(0.58)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.70)	(0.58)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		(0.08)	(0.04)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share) from discontinued operations		(0.08)	(0.04)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE

INCOME (LOSS)

For the three-month period ended March 31,

$ in thousands

	For the three-month period ended March 31,
	2022 *	2023
Net income (loss)	(34,757)	(32,525)

Actuarial gains and losses	427	(21)

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss from continued operations	427	(21)

Currency translation adjustment	(5,033)	(2,479)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss from continuing operations	(5,033)	(2,479)

Other comprehensive income (loss) from discontinued operations	1,925	3,673
Total Comprehensive income (loss)	(37,438)	(31,351)

Attributable to shareholders of Cellectis	(34,724)	(30,033)
Attributable to non-controlling interests	(2,714)	(1,318)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the three-month period ended March 31,
	Notes	2022 *	2023
Cash flows from operating activities

Net income (loss) for the period		(34,757)	(32,525)

Net loss for the period of discontinued operations		(6,441)	(4,691)
Net (loss) income for the period of continuing operations		(28,316)	(27,833)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Intercompany transactions between continuing and discontinued operations (1)		37	38
Amortization and depreciation		4,901	4,456
Net loss (income) on disposals		43	—
Net financial loss (gain)		(912)	4,402
Expenses related to share-based payments		2,316	1,620
Provisions		(143)	607
Other non-cash items		—	149
Realized foreign exchange gain (loss)		(126)	(80)
Interest (paid) / received		(7)	616

Operating cash flows before change in working capital		(22,206)	(16,025)

Decrease (increase) in trade receivables and other current assets		(33)	(1,277)
Decrease (increase) in subsidies receivables		(1,372)	(3,116)
(Decrease) increase in trade payables and other current liabilities		(6,474)	(6,211)
(Decrease) increase in deferred income		324	278

Change in working capital		(7,555)	(10,326)

Net cash flows provided by (used in) operating activities of continuing operations		(29,761)	(26,352)

Net cash flows provided by (used in) operating activities of discontinued operations		(6,851)	(1,974)

Net cash flows provided by (used in) operating activities		(36,612)	(28,326)

Cash flows from investment activities
Acquisition of property, plant and equipment	7	(626)	(213)
Net change in non-current financial assets	8	(60)	346

Net cash flows provided by (used in) investing activities of continuing operations		(686)	133

Net cash flows provided by (used in) investing activities of discontinued operations		(296)	97

Cash flows provided by (used in) investment activities		(982)	230

Cash flows from financing activities
Increase in share capital of Cellectis after deduction of transaction costs	14	—	23,385
Decrease in borrowings	11	(30)	(1,269)
Interest paid on financial debt		(91)	(74)
Payments on lease debts	11	(2,811)	(2,768)
Net cash flows provided by financing activities of continuing operations		(2,932)	19,275

Net cash flows provided by (used in) financing activities of discontinued operations		10,609	506

Net cash flows provided by (used in) financing activities		7,677	19,780

(Decrease) increase in cash and cash equivalents		(29,916)	(8,316)

Cash and cash equivalents at the beginning of the year		185,636	93,216
Effect of exchange rate changes on cash		(852)	669

Cash from discontinued operations		17,285	2,054
Cash from continuing operations		137,583	83,515

Cash and cash equivalents at the end of the period	10	154,868	85,570

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)
(1)

Net cash flows used in operating activities from continuing and discontinued Operations being presented separately, the effect of intercompany transactions between the two categories is presented within the cash flows of each, although these transactions are fully eliminated in the Group’s financial statements

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

Cellectis S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss							(31,911)	(31,911)	(2,846)	(34,757)
Other comprehensive income (loss)					(3,240)	427		(2,813)	132	(2,682)

Total comprehensive income (loss)					(3,240)	427	(31,911)	(34,724)	(2,714)	(37,438)
Allocation of prior period loss						(114,197)	114,197
Capital increase of Calyxt						623		623	488	1,110
Operation between shareholders						1,205		1,205	(1,205)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	14	6,500	0	—
Non-cash stock-based compensation expense	15			2,648				2,648	260	2,907
Other movements				(11)		11

As of March 31, 2022		45,490,810	2,945	937,333	(21,261)	(696,062)	(31,911)	191,044	12,010	203,054

As of January 1, 2023		45,675,968	2,955	583,122	(28,605)	(333,365)	(106,139)	117,968	7,973	125,941
Net Loss							(30,074)	(30,074)	(2,450)	(32,525)
Other comprehensive income (loss)					62	(21)	—	41	1,132	1,173

Total comprehensive income (loss)					62	(21)	(30,074)	(30,033)	(1,318)	(31,351)
Allocation of prior period loss						(106,139)	106,139	—		—
Capital increase of Cellectis (1)		9,907,800	532	24,298				24,830		24,830
Transaction costs related to Cellectis’ capital increase (2)				(1,445)		—		(1,445)		(1,445)
Operation between shareholders (3)						287		287	(287)	—
Non-cash stock-based compensation expense	15			1,979		—		1,979	386	2,365
Other movements (4)				132		18		149		149

As of March 31, 2023		55,583,768	3,487	608,086	(28,542)	(439,220)	(30,074)	113,735	6,754	120,489

(1)

During the three-month period ended March 31, 2023, 9,907,800 shares were issued in a February 2023 follow-on offering of American Depositary Shares (ADSs) with gross proceeds of $24.8 million (the Cellectis Follow-on Offering).

(2)

These costs correspond to the issuance costs incurred in 2023 in connection with the Cellectis Follow-on Offering as a reduction of share premium, in addition to the $0.6 million costs incurred and deducted from Equity in the fourth quarter of 2022. The total transaction costs for this Cellectis Follow-on Offering amount to $2.0 million.

(3)

Operations between shareholders during the three months period ended March 31, 2023 correspond to the reduction in Cellectis’ percentage of interest in Calyxt from 49.1% at December 31, 2022 to 48.2% at March 31, 2023, without a change in the consolidation method.

(4)

The $0.1 million impact of other movements on Equity corresponds to the issuance of warrants in the form of 2,779,188 non-employee warrants (“Bons de Souscription d’Actions” or BSAs) in favor of the European Investment Bank (EIB), which was a condition precedent to the release of Tranche A of the Finance contract concluded with the EIB on December 28, 2022. The warrants were issued on March 28, 2023, and the documentation relating to the disbursement of Tranche A for an amount of €20 million was finalized on April 4, 2023. In accordance with the agreement between the two parties, the EIB charged Cellectis a $0.1 million arrangement fee equal to the nominal value of the warrants issued, resulting in a $0.1 million expense in the other operating expenses of the quarter. The corresponding debt was offset by the issuance of the warrants, which are recorded as a premium related to share capital as of March 31, 2023.

The accompanying notes form an integral part of these unaudited condensed Consolidated Interim Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem and progenitors cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSPC product candidates in genetic diseases.

As of March 31, 2023, Cellectis S.A. also owns 48.2% of the outstanding shares of common stock of Calyxt, Inc., through which our Plants segment is carried out. Calyxt is a plant-based synthetic biology company that leverages its proprietary PlantSpring™ technology platform to engineer plant metabolism to produce innovative, high-value materials and products for use in helping customers meet their sustainability targets and financial goals. The production of Calyxt’s plant-based chemistries occurs in its proprietary BioFactory production system.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group.”

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the three-month period ended, March 31, 2023 were approved by our Board of Directors on May 4, 2023.

The Interim Consolidated Financial Statements are presented in thousands of U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the three-month period ended March 31, 2023 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the three-month period ended March 31, 2023 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2022, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2023 but had no significant impact on the Interim Consolidated Financial Statements:

•

IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17—Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)

•

Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2024, or later, as specified below. The Group has not early adopted any of these pronouncements and amendments. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:

•	Amendments to IAS 1 regarding the classification of liabilities (issued in January 2020 and Effective for the accounting periods as of January 1, 2024)

•	Amendments to IAS 1 regarding the classification of debt with covenants (issued in October 2022 and Effective for the accounting periods as of January 1, 2024)

•	Amendment to IFRS 16 to “clarify how a seller-lessee subsequently measures sale and leaseback transactions” (issued in September 2022 and Effective for the accounting periods as of January 1, 2024)

Going concern

The consolidated financial statements were prepared on a going concern basis. With cash and cash equivalents of $83,515 as of March 31, 2023, excluding Calyxt, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication.

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the three-month periods ended March 31, 2023 and March 31, 2022, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt.

As of March 31, 2023, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 48.2% of Calyxt’s outstanding shares of common stock. Cellectis’ voting rights continue to give the company power to direct relevant activities of Calyxt and therefore Calyxt is still consolidated.

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus Global, LLC (“Cibus”) regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus). With Calyxt as the surviving entity, current equityholders of Cibus would receive shares of Calyxt common stock issued for the purpose of the transaction. On January 13, 2023, Calyxt, Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, Cibus and certain other parties, entered into an Agreement and Plan of Merger with respect to this all-stock transaction (the Calyxt Merger). Upon completion of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the merged combined company, resulting in a loss of control by the Group over Calyxt. A merger agreement was signed on January 17, 2023. The closing of the transaction is expected in the second quarter of 2023. In this context, the assets and liabilities of the Calyxt entity are presented in the financial statements for the year ending December 31, 2022 as non-current assets and liabilities held for sale, in accordance with IFRS 5. The statements of consolidated operations, statements of consolidated comprehensive income and statements of consolidated cash flows reflect the presentation of Calyxt as a discontinued operation, with a restatement of the 2022 statements. Commencing with the second quarter of 2023, Calyxt should no longer be a consolidated subsidiary if the proposed Calyxt Merger is consummated.

In an effort to regain compliance with the listing rule of the Nasdaq Capital Market requiring that the bid price of Calyxt’s common stock be $1.00 per share or higher (the Bid Price Rule), Calyxt effected a one-for-ten reverse stock split (the Reverse Stock Split) of its common stock. The Reverse Stock Split became effective on April 24, 2023. The par value and authorized shares of common stock and preferred stock of Calyxt were not adjusted as a result of the Reverse Stock Split.

All share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this Reverse Stock Split. No fractional shares were issued in connection with the Reverse Stock Split and instead, fractional shares were rounded up to the nearest whole share number.

Non-controlling interests

Non-controlling shareholders held a 50.9% interest in Calyxt as of December 31, 2022 and a 51.8% interest in Calyxt as of March 31, 2023. These non-controlling interests were generated during the initial public offering of Calyxt, subsequent follow-on offerings and Calyxt’s at-the-market (ATM) offering program, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2022 *	2023
	$ in thousands
From France	1,665	139
From USA	—	—

Revenues	1,665	139

Research tax credit	2,128	3,116
Subsidies and other	6	304

Other income	2,135	3,420

Total revenues and other income	3,800	3,559

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

The decrease of revenues from France between the three months periods ended March 31, 2022 and 2023 reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million in 2022 while recognition of revenues in 2023 is not material.

The increase in other income of $1.3 million between the three months periods ended March 31, 2022 and 2023 reflects an increase of research tax credit of $1.0 million due to an increase of eligible expenses, and the recognition of a $0.3 million income a grant and refundable advance agreement signed with Bpifrance (“BPI”) to partially support an R&D program related to Cellectis’ UCART 20x22.

Revenues by nature

	For the three-month period ended March 31,
	2022 *	2023
	$ in thousands
Other revenues from collaboration agreements	1,532	—

Collaboration agreements	1,532	—

Licenses	118	107
Products & services	16	31

Total revenues	1,665	139

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

The company did not recognize any revenue from collaboration agreements for the three-month period ended March 31, 2023, while recognition of other revenues for the three-month period ended March 31, 2022 mainly reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million.

Revenues related to licenses include royalties received under our various license agreements.

3.2 Operating expenses

	For the three-month period ended March 31,
Cost of revenue	2022 *	2023
Cost of goods sold	0	—
Royalty expenses	(385)	(334)

Cost of revenue	(385)	(334)

	For the three-month period ended March 31,
Research and development expenses	2022 *	2023
Wages and salaries	(11,158)	(9,057)
Social charges on stock option grants	(7)	(134)
Non-cash stock-based compensation expense	(1,680)	(1,103)

Personnel expenses	(12,844)	(10,294)

Purchases and external expenses	(9,266)	(6,658)
Other	(4,491)	(4,130)

Total research and development expenses	(26,601)	(21,081)

	For the three-month period ended March 31,
Selling, general and administrative expenses	2022 *	2023
Wages and salaries	(1,633)	(1,503)
Social charges on stock option grants	(47)	(74)
Non-cash stock-based compensation expense	(636)	(517)

Personnel expenses	(2,316)	(2,094)

Purchases and external expenses	(3,016)	(2,142)
Other	(731)	(728)

Total selling, general and administrative expenses	(6,063)	(4,964)

	For the three-month period ended March 31,
Personnel expenses	2022 *	2023
Wages and salaries	(12,791)	(10,560)
Social charges on stock option grants	(54)	(208)
Non-cash stock-based compensation expense	(2,316)	(1,620)

Total personnel expenses	(15,161)	(12,388)

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

The decrease in total operating expenses of $6.0 million from the three-month period ended March 31, 2022 to the three-month period ended March 31, 2023 resulted primarily from (i) a decrease of $3.8 million in purchases, external expenses and other, due to continuing internalization of manufacturing and quality activities (ii) a decrease of $2.2 million in wages due to headcount reduction, (iii) a decrease of $0.7 million in non-cash stock based compensation expense and partially offset by (i) an increase of other operating expenses of $0.6 million and (ii) a $0.2 million increase in social charges on stock option grants expenses.

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month period ended March 31, 2023, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President CMC and Manufacturing (previously The Executive Vice President Strategic Initiatives);

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem and progenitor cells (HSPC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory™ production system. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota. As of March 31, 2023, we owned a 48.2% equity interest in Calyxt. This segment is only related to assets held for sale as of March 31, 2023. This segment is presented as assets held for sale as of March 31, 2023 and December 31, 2022 and discontinued operations for the three-month periods ended March 31, 2023 and 2022.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2020, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the higher between 0% and 12-month Euribor plus 5% per annum. There were no expenses incurred by Calyxt under the Management Services Agreement in 2023.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and cost of revenue and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Net income (loss) by segment includes the impact of the transactions between segments while the intra-segment operations are eliminated.

	For the three-month period ended March 31, 2022			For the three-month period ended March 31, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	32	1,665	1,697	42	139	180
External other income	—	2,135	2,135	—	3,420	3,420

External revenues and other income	32	3,800	3,832	42	3,559	3,600

Cost of revenue	—	(385)	(385)	—	(334)	(334)
Research and development expenses	(2,878)	(26,601)	(29,479)	(2,165)	(21,081)	(23,246)
Selling, general and administrative expenses	(3,216)	(6,063)	(9,279)	(1,336)	(4,964)	(6,300)
Other operating income and expenses	43	21	65	(139)	(611)	(750)

Total operating expenses	(6,050)	(33,028)	(39,078)	(3,640)	(26,990)	(30,630)

Operating income (loss) before tax	(6,019)	(29,228)	(35,247)	(3,598)	(23,431)	(27,029)

Net financial gain (loss)	(422)	912	490	(1,093)	(4,402)	(5,495)

Net income (loss) from discontinued operations	(6,441)		(6,441)	(4,691)		(4,691)

Net income (loss)	(6,441)	(28,316)	(34,757)	(4,691)	(27,833)	(32,525)

Non-controlling interests	2,846	—	2,846	2,450	—	2,450

Net income (loss) attributable to shareholders of Cellectis	(3,595)	(28,316)	(31,911)	(2,241)	(27,833)	(30,074)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	(11)	1,680	1,669	85	1,103	1,188
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	342	636	979	274	517	791

Adjustment of share-based compensation attributable to shareholders of Cellectis	332	2,316	2,648	359	1,620	1,979

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,263)	(26,000)	(29,263)	(1,882)	(26,213)	(28,095)

Depreciation and amortization	(708)	(4,934)	(5,641)	6	(4,456)	(4,450)
Additions to tangible and intangible assets	363	581	945	—	245	245

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation (Note 4)

Note 4. Discontinued operations

Accounting policies

Non-current assets held for sale and disposal groups

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, non-current assets (including property, plant and equipment and intangible assets) and disposal groups (a group of assets to be disposed of) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction and when the following conditions are met: i) management is committed to a plan to sell; ii) the asset or disposal group is available for immediate sale; iii) an active program to locate a buyer is initiated; iv) the sale is highly probably, within 12 months of classification as held for sale; v) the asset or disposal group is being actively marketed for sale at a sales price reasonable in relation to its fair value; and vi) actions required to complete the plan indicate that it is unlikely that plan will be significantly changed or withdrawn.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale.

Non-current assets and related liabilities classified as held for sale are presented separately and are considered as current items in the statement of consolidated financial position.

Discontinued operations

The Group classifies as discontinued operations a component of the Group that either has been disposed of, or is classified as held for sale, and i) represents a separate major line of business or geographical area of operations; ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or iii) is a subsidiary acquired exclusively with a view to resell.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation would be presented as a single line item in the statement of consolidated comprehensive income.

Cash flows generated by the assets or disposal groups constituting the discontinued operation are presented as a single line item within each of the categories of cash flows in the statement of consolidated cash flows.

Details of discontinued operations and disposal groups

On November 23, 2022, Calyxt received a non-binding letter of intent from Cibus regarding a potential reverse merger with Calyxt (with Calyxt absorbing Cibus). On January 17, 2023, Calyxt, Cibus and certain other parties thereto signed the Merger Agreement relating to this proposed Calyxt Merger. In connection with the Merger Agreement, Cellectis executed a voting agreement with Cibus to vote in favor of and approve all the transactions contemplated by the Merger Agreement, subject to the terms and conditions thereof. The closing of the proposed Calyxt Merger is expected in the second quarter of 2023.

Upon completion of the proposed Calyxt Merger, Cellectis S.A. is expected to own approximately 2.4% of the equity interests of the merged combined company, resulting in a loss of control by the Group over Calyxt.

The Group considers that Calyxt meets the definition of a group of assets held for sale as the criteria defined by IFRS 5 are met on November 23, 2022. In the present financial statements, Calyxt is therefore classified as a disposal group held for sale as of March 31, 2023 and December 31, 2022 and as a discontinued operation for each period presented.

As prescribed by IFRS 5, Calyxt’s assets and liabilities have been measured at the lower of their carrying amount and their fair value less costs to sell. No gain or loss was recognized pursuant to this measurement.

The results of Calyxt are as follows:

	For the three-month period ended March 31,
	2022	2023
Revenues and other income	32	42
Operating expenses	(6,050)	(3,640)

Operating income (loss)	(6,019)	(3,598)

Net Financial gain (loss)	(422)	(1,093)

Net income (loss) from discontinued operations	(6,441)	(4,691)

The earning per share attributable to Calyxt is as follows:

	For the three-month period ended March 31,
	2022	2023
Basic net income (loss) attributable to shareholders of Cellectis per share ($/share) from discontinued operations	(0.08)	(0.04)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share) from discontinued operations	(0.08)	(0.04)

The net cash flows incurred by Calyxt are as follows:

	For the three-month period ended March 31,
	2022	2023
Net cash flows provided by (used in) operating activities of discontinued operations	(6,851)	(1,974)
Net cash flows provided by (used in) investing activities of discontinued operations	(296)	97
Net cash flows provided by (used in) financing activities of discontinued operations	10,609	506
(Decrease) increase in cash and cash equivalents	3,462	(1,372)

The major classes of assets and liabilities of Calyxt classified as held for sale as at March 31, 2023 are as follows:

As of March 31,
2023
Intangible assets	697
Property, plant, and equipment	4,110
Right-of-use assets	13,139
Other non-current assets	—
Other current assets	135
Cash and cash equivalents	2,054

Total assets held for sale	20,135

Non-current lease debts	—
Other non-current liabilities	13,211
Current lease debts	—
Trade payables	144
Other current liabilities	3,974

Total liabilities related to assets held for sale	17,328

Net assets held for sale	2,807

Note 5. Impairment tests

Accounting policy

Amortizable intangible assets, depreciable tangible assets and right-of-use are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the carrying amount of cash-generating units with their recoverable amount. The recoverable amount of an asset is the higher of (i) its fair value less costs to sell and (ii) its value in use. If the recoverable amount of any asset is below its carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount.

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants. Plants CGU is classified as held for sale as of March 31, 2023.

Results of impairment test

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs for the three months periods ended March 31, 2022 or 2023.

As Calyxt is classified as a held for sale as of March 31, 2023, Calyxt’s assets and liabilities have been measured at the lower of their carrying amount and their fair value less costs to sell. The underlying value of Calyxt from the reverse merger with Cibus being higher than the carrying value of Calyxt’s net assets, no impairment loss has been recognized in connection with this remeasurement.

Note 6. Right-of-use assets

Details of Right-of-use assets

Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2022	55,197	14,226	69,423

Additions	487	328	816
Depreciation expense	(1,418)	(1,225)	(2,642)
Translation adjustments	(304)	(64)	(369)

Net book value as of March 31, 2022	53,962	13,265	67,227

Gross value at end of period	69,847	19,875	89,721
Accumulated depreciation and impairment at end of period	(15,885)	(6,609)	(22,494)
Net book value as of January 1, 2023	33,666	10,608	44,275

Additions	873	12	885
Depreciation expense	(1,142)	(874)	(2,016)
Translation adjustments	253	39	293

Net book value as of March 31, 2023	33,651	9,785	43,436

Gross value at end of period	50,702	17,852	68,554
Accumulated depreciation at end of period	(17,051)	(8,067)	(25,118)

Note 7. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands
Net book value as of January 1, 2022	14,733	58,072	3,109	2,932	78,846

Additions to tangible assets	78	(23)	96	793	945
Disposal of tangible assets	—	54	(143)	—	(90)
Reclassification	78	1,254	8	(1,362)	(23)
Depreciation expense	(571)	(2,139)	(117)	—	(2,827)
Translation adjustments	(212)	(71)	(19)	(25)	(327)

Net book value as of March 31, 2022	14,106	57,146	2,933	2,338	76,523

Gross value at end of period	22,227	76,379	5,012	2,338	105,955
Accumulated depreciation and impairment at end of period	(8,121)	(19,233)	(2,078)	(0)	(29,432)
Net book value as of January 1, 2023	9,321	51,072	2,277	952	63,621

Additions to tangible assets	—	3	8	234	245
Disposal of tangible assets	—	—	0	—	0
Reclassification	216	89	(0)	(304)	—
Depreciation expense	(477)	(1,766)	(180)	—	(2,423)
Translation adjustments	179	55	13	17	264

Net book value as of March 31, 2023	9,240	49,452	2,117	899	61,708

Gross value at end of period	18,308	73,194	4,963	899	97,364
Accumulated depreciation and impairment at end of period	(9,069)	(23,742)	(2,846)	—	(35,656)

Note 8. Non-current financial assets

As of March 31, 2023, non-current financial assets totaled $8.2 million and primarily consist of $2.6 million deposit for our leased premises in Raleigh, a $0.6 million deposit for our leased premises in Paris, $1.9 million deposit related to a leasing agreement for equipment in Raleigh, and a $2.6 million receivable related to the partial sublease of our premises in New York which started in June 2022. The residual amount mainly relates to deposits and guarantees.

Note 9. Trade receivables and other current assets

9.1 Trade receivables

	As of December 31,	As of March 31,
	2022	2023

	$ in thousands
Trade receivables	772	1,120
Valuation allowance	—	—

Total net value of trade receivables	772	1,120

All trade receivables have payment terms of less than one year. The trade receivables as of March 31, 2023 include primarily a $0.5 million receivable related to the extension of the option term of a license agreement and a $0.4 million receivable related to our license agreement with Iovance.

9.2 Subsidies receivables

	As of December 31,	As of March 31,
	2022	2023

	$ in thousands
Research tax credit	14,496	17,937
Other subsidies	—	308

Total subsidies receivables	14,496	18,245

Research tax credit receivables as of March 31, 2023 include the accrual for the French research tax credit related to 2023 for $2.1 million and to previous periods for $15.8 million.

The remaining amount relates to refundable tax credits in the United States.

During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022. On March 15, 2022, the French tax authorities appealed this decision to the Paris Administrative Court of Appeal and requested that the decision be reversed. On May 18, 2022, the Company filed its observations in defense, so that the litigation is pending before the Court.

On March 8, 2023, we signed a grant and refundable advance agreement with BPI to partially support one of our R&D programs which correspond to UCART 20x22 and related CMC activities. Pursuant to this agreement, we will receive, subject to the achievement of certain milestones, a total financing of €6.4 million of which 14.77% is a grant and 85.23% is a refundable advance.

The first instalment of €1.0 million, which represents an upfront amount, became payable upon signature and is expected to be received in the second quarter of 2023. The first milestone of €1.9 million, which corresponds to the start of the UCART 20x22 clinical study, has also become payable and is expected to be received in the second quarter of 2023. The part of those initial payments corresponding to a grant was recognized in other revenues for $0.3 million.

9.3 Other current assets

	As of December 31,	As of March 31,
	2022	2023

	$ in thousands
VAT receivables	1,140	1,472
Prepaid expenses and other prepayments	6,233	6,825
Tax and social receivables	1,166	1,033
Deferred expenses and other current assets	538	373

Total other current assets	9,078	9,703

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2022, and the three-month period ended March 31, 2023, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART 20x22 of which the delivery of products or services is expected in the coming months.

As of December 31, 2022 and March 31, 2023, tax and social receivables relate mainly to social charges on personnel expenses.

Note 10. Current financial assets and Cash and cash equivalents

	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
As of December 31, 2022		$ in thousands
Current financial assets	7,907	—	7,907
Cash and cash equivalents	89,789	—	89,789

Current financial assets and cash and cash equivalents	97,697	—	97,697

	Carrying amount	Unrealized Gains/ (Losses)	Estimated fair value
As of March 31, 2023		$ in thousands
Current financial assets	4,647	—	4,647
Cash and cash equivalents	83,515	—	83,515

Current financial assets and cash and cash equivalents	88,162	—	88,162

10.1 Current financial assets

As of March 31, 2023, current financial assets correspond to Cytovia’s convertible note, measured at its fair value of $4.6 million. There is no short-term restricted cash included in the current financial assets.

As of December 31, 2022, current financial assets corresponded to Cytovia’s convertible note, measured at its fair value of $7.9 million. There was no short-term restricted cash included in the current financial assets, the only short-term restricted cash being deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.2 million which was included in assets held for sale.

For the three months period ended March 31, 2023, we recognized a $3.3 million financial loss related to the fair value remeasurement of the Cytovia convertible note.

This decline in fair value is the result of declining market conditions for possible conversion events (i.e. qualifying IPO, direct listing, SPAC transaction, private placement, or company sale) and the related probability of assumed exit scenarios. At the inception of the convertible note, scenarios involving conversion into preferred shares or common shares as a result of a transaction event were more highly weighted than at March 31, 2023. At March 31, 2023, the exit scenario involving conversion at maturity through the receipt of cash was deemed more highly weighted and, as a result, influences the calculated fair value to a greater degree.

On February 12, 2021, we entered into a research collaboration and non-exclusive license agreement with Cytovia Therapeutics, Inc., or Cytovia to develop induced Pluripotent Stem Cell (iPSC) iPSC-derived Natural Killer (NK) and CAR-NK cells edited with our TALEN (the “Cytovia Agreement”).

Pursuant to the Cytovia Agreement, as expanded in November 2021 to include a new CAR target and development in China by Cytovia’ joint venture entity, CytoLynkx Therapeutics, Cellectis is eligible to receive an upfront cash payment or equity stake in Cytovia of $20 million, if certain conditions (the “Cytovia Conditions”) were met by December 31, 2021 as well as aggregate additional payment of up to $805 million of development, regulatory and sales milestones from Cytovia. Cellectis is also eligible to receive single-digit royalty payments on the net sales of the partnered products commercialized by Cytovia. Cellectis also received an option to participate in certain future financing rounds by Cytovia.

The Cytovia Agreement initially provided for an upfront cash payment or equity stake in Cytovia of $20 million (the “Upfront Collaboration Consideration”), if certain conditions were met by December 31, 2021. Upon execution of the Cytovia Agreement, the Company recorded a note receivable and related license revenue of $20 million. Because the Cytovia Conditions were not met by December 31, 2021, the note receivable was converted to an accounts receivable as of December 31, 2021. In April 2022, in connection with Cytovia’s entering into a definitive business combination agreement with a publicly traded Special Purpose Acquisition Company (“SPAC”), we entered into an amendment to the Cytovia Agreement, pursuant to which we received a $20 million convertible note in payment of the Upfront Collaboration Consideration. The terms of the note provided for (i) conversion into common stock of the combined company upon completion of the business combination or, (ii) in certain circumstances, our ability to elect to be paid in cash on or before December 31, 2022. In connection with this amendment, Cellectis also received a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the note at a predetermined exercise price, with the number of shares issuable upon exercise and the exercise subject to certain adjustments (the “SPAC Warrant”).

Because the SPAC business combination was abandoned and the conditions of the note were not met, we and Cytovia entered into an amended and restated note which became effective as of December 22, 2022. Although the SPAC Warrant remains outstanding, it only applies in connection with Cytovia’s business combination with a SPAC.

The amended and restated note provides for automatic conversion into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case such conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded warrants. Among other changes, the amended and restated note increases the applicable interest rate of the note to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provides for the repayment of 50% of the outstanding amount on April 30, 2023 and extends the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023.

Estimate of the fair value of the convertible note

The convertible note provides for conversion into a number of ordinary or preferred shares of Cytovia or payment in cash, which outcomes varied depending on several scenarios. In certain scenarios (e.g., in connection with certain financing transactions), we could have elected for the convertible note to be paid in cash before its initial maturity date on December 31, 2022. There were six different scenarios under which the note could have been converted and the probability of each of these scenarios was considered in the initial valuation.

The fair value measurement of the convertible note as of March 31, 2023 was determined based upon the latest information available from Cytovia and the condition of the market, and was based on the scenario of conversion at maturity with a probability of 100%.

Under the conversion at maturity scenario, as of March 31, 2023, the valuation of the note is mainly based on Cytovia’s credit worthiness assessment. Considering the maturity of Cytovia’s business and its financial resources at March 31, 2023, a default probability of 95% within three months along with a recovery rate of 0% have been assumed. The default intensity (hazard rate) assumed is 11.98.

The main inputs for the March 31, 2023, valuation are as follows:

Date	March 31, 2023
Scenario	Conversion at maturity on June 30, 2023 (100%	)
Risk free rate	Reuters USD 3 months curves
Default probability (3M)	95%
Recovery rate	0%

Below is the sensitivity analysis of the most impactful parameters, i.e. the probability of default and the risk free rate:

Sensitivity of the convertible note with regards to Cytovia default probability:

Note value ($)
Default probability 99%	2,521,558
Default probability 95%	4,646,860
Default probability 90%	6,248,010

Sensitivity of the convertible note with regards to risk-free rate:

Note value ($)
Risk free rate -1%	4,651,613
Risk free rate	4,646,860
Risk free rate +1%	4,642,114

The sensitivity of the estimated fair value of the convertible note to other parameters such as the recovery rate is not material.

10.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2022	2023

	$ in thousands
Cash and bank accounts	65,012	51,970
Money market funds	13,578	13,670
Fixed bank deposits	11,200	17,875

Total cash and cash equivalents	89,789	83,515

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 11. Financial liabilities

11.1 Detail of financial liabilities

	As of December 31,	As of March 31,
	2022	2023

	$ in thousands
Lease debts	49,358	48,285
State Guaranteed loan « PGE »	13,569	12,579
Other non-current financial liabilities	6,962	7,046

Total non-current financial liabilities and non-current lease debts	69,889	67,910

Lease debts	7,872	8,181
State Guaranteed loan « PGE »	4,972	5,068
Other current financial liabilities	116	120

Total current financial liabilities and current lease debts	12,960	13,369

Trade payables	21,456	22,324
Other current liabilities	13,179	6,094

Total Financial liabilities	117,484	109,697

As of December 31, 2022 and as of March 31, 2023, the other non-current financial liabilities are composed of a $1.1 million loan to finance leasehold improvement in our premises in New York and a Research Tax Credit financing with BPI that was finalized in June 2022 with €5.5 million received representing a non-current financial liability of $5.9 million.

State Guaranteed loan (“Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $20.1 million using exchange rate as of March 31, 2023) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan is amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount. As of March 31, 2023, the current liability related to the State Guaranteed loan amounts to $5.1 million and the non-current liability amounts to $12.6 million.

11.2 Due dates of the financial liabilities

Balance as of March 31, 2023	Book value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	56,466	8,181	29,213	19,071
Financial liabilities	24,813	5,188	19,088	538

Financial liabilities	81,279	13,369	48,301	19,609

Trade payables	22,324	22,324	—	—
Other current liabilities	6,094	6,094	—	—

Total financial liabilities	109,697	41,787	48,301	19,609

Note 12. Other current liabilities

	As of December 31,	As of March 31,
	2022	2023

	$ in thousands
VAT Payables	3,058	1
Accruals for personnel related expenses	9,421	5,633
Other	700	460

Total	13,179	6,094

Accruals for personnel related expenses are related to annual bonuses, paid time-off (PTO) accruals and social expenses on stock options.

Other current liabilities decreased by $7.1 million between December 31, 2022 and March 31, 2023 and is related to the payment of 2022 annual bonuses and the decrease of VAT payables due to the collected VAT on a Servier milestone invoice accrued in December 2022 and paid in 2023.

Note 13. Deferred revenues and contract liabilities

	As of December 31, 2022	As of March 31, 2023

	$ in thousands
Deferred revenues and contract liabilities	59	342

Total Deferred revenue and contract liabilities	59	342

Note 14. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value

	$ in thousands (except number of shares)			in $
Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05
Exercise of share warrants, employee warrants and stock options	—	—	6,500	—
Non-cash stock-based compensation expense	—	2,648	—	—
Other movements	—	(11)	—	—

Balance as of March 31, 2022	2,945	937,333	45,490,810	0.05

Balance as of January 1, 2023	2,955	583,122	45,675,968	0.05
Non-cash stock-based compensation expense	—	1,979	—	—
Capital increase of Cellectis (1)	532	24,298	9,907,800
Transaction costs related to Cellectis’ capital increase (2)	—	(1,445)	—	—
Other movements (3)	—	132	—	—

Balance as of March 31, 2023	3,487	608,086	55,583,768	0.05

Capital evolution during the three-month period ended March 31, 2023

(1)	During the three-months period ended March 31, 2023, 9,907,800 shares were issued in the Cellectis Follow-on Offering with gross proceeds of $24.8 million.
(2)

These costs correspond to the issuance costs incurred in 2023 in connection with the Cellectis Follow-on Offering as a reduction of share premium, in addition to the $0.6 million costs incurred and deducted from Equity in the fourth quarter of 2022. The total transaction costs for this Cellectis Follow-on Offering amount to $2.0 million.

(3)

The $0.1 million impact of other movements on Equity corresponds to the issuance of warrants in the form of 2,779,188 BSAs in favor of the EIB, which was a condition precedent to the release of Tranche A of the Finance contract concluded with the EIB on December 28, 2022. The warrants were issued on March 28, 2023, and the documentation relating to the disbursement of Tranche A for an amount of €20 million was finalized on April 4, 2023. As of March 31, 2023, the warrants issued are recorded as additional paid-in capital for their nominal value of $0.1 million, with a corresponding expense to the income statement under Other operating income and expenses.

Note 15. Non-cash stock-based compensation

15.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2022	2023
Weighted-Average fair values of stock options granted	1.31€	1.83€
Assumptions:
Risk-free interest rate	0.00% - 2.49%	2.45% - 2.73%
Share entitlement per options	1	1
Exercise price	2.09€ - 7.22€	1.91€ - 3.17€
Grant date share fair value	1.91€ - 6.74€	1.87€ - 3.09€
Expected volatility	58.7% - 62.5%	63.7% - 64.2%
Expected term (in years)	6.03 - 6.15	6.03 - 6.15
Vesting conditions	Performance or Service	Performance or Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50		€5.3y
Granted		—	828,549	4.18	€
Exercised		—	0	0.00	€
Forfeited or Expired		—	(1,201,079)	18.85	€
Balance as of December 31, 2022	7,400,519	24.58	€8,787,264	22.31		€4.6y
Granted		—	1,421,621	3.17	€
Exercised		—	—	—
Forfeited or Expired		—	(17,078)	16.47	€
Balance as of March 31, 2023	7,724,008	23.93	€10,191,807	19.65		€5.1y

Share-based compensation expense related to stock option awards was $0.5 million and $1.1 million for the three-month period ended March 31, 2023 and 2022, respectively.

On January 24, 2023, the Board of Directors granted 1,417,321 stock options. For executive members, stock options vesting period is between one and four years and based on performance criteria. For all other beneficiaries, the vesting period for stock options is between one and four years and without performance criteria.

Non-Employee Warrants

No non-employee warrants (or “Bons de Souscriptions d’Actions” or “BSAs”) have been granted during the periods presented.

Information on non-employee warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2021	896,225	27.18	€896,225	27.18	€4.3y
Granted
Exercised
Forfeited or Expired
Balance as of December 31, 2022	896,225	27.18	€896,225	27.18	€3.3y
Granted
Exercised
Forfeited or Expired
Balance as of March 31, 2023	896,225	27.18	€896,225	27.18	€3.1y

Considering that all non-employee warrants have vested, there was no share-based compensation expense related to non-employee warrants awards for the three-month period ended March 31, 2023 and March 31, 2022.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.

The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2021	922,701	14.15	€
Granted	354,770	2.79	€
Vested	(191,658)	17.96	€
Cancelled	(176,700)	13.99	€
Unvested balance at December 31, 2022	909,113	11.18	€
Granted	342,900	3.08	€
Vested	0	0.00	€
Cancelled	(29,397)	11.78	€
Unvested balance at March 31, 2023	1,222,616	8.90	€

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $0.9 million and $1.2 million for the three-month period ended March 31, 2023 and 2022, respectively.

On January 24, 2023, the Board of Directors granted 340,750 free shares. The vesting period is three years and without performance criteria.

15.2 Detail of Calyxt equity awards

As of March 31, 2023, 9,303 shares were registered and available for grant under effective registration statements, while 239,033 shares were available for grant in the form of stock options, restricted stock, RSUs, and PSUs under the 2017 Plan. Stock-based awards currently outstanding also include awards granted under the 2014 Plan and the Inducement Plan. No further awards will be granted under either the 2014 Plan or the Inducement Plan.

Calyxt effected a one-for-ten Reverse Stock Split on April 24, 2023. All share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented.

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

2022
Weighted-Average fair values of stock options granted	$8.60
Assumptions:
Risk-free interest rate	1.9% - 3.5%
Share entitlement per options	1
Expected volatility	89.7% - 92.8%
Expected term (in years)	5.50 - 6.89
Vesting conditions	Service
Vesting period	Graded

No stock options were granted in the first quarter of 2023.

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

Modification of Stock Options

On March 1, 2023, Calyxt’s Board of Directors (“Calyxt’s Board”) approved the modification of the award terms of all outstanding stock options with a 90-day post-separation exercise period from the current 90 days to five years from date of grant. The modification did not affect the vesting or service period of the stock options. These modifications resulted in incremental stock compensation expense of $0.3 million, of which $0.1 million was recognized associated with vested awards in the three months ended March 31, 2023. The remaining incremental expenses will be recognized over the remaining service period of the awards.

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2021	278,911	$102.30	465,840	$94.70	5.6y
Granted			160,900	$11.20
Exercised
Forfeited or Expired			(42,595)	$70.20
Balance as of December 31, 2022	339,662	$99.40	584,145	$73.50	5.0y
Granted
Exercised
Forfeited or Expired			(21,201)	$38.10
Balance as of March 31, 2023	381,829	$92.20	562,944	$74.80	5.2y

Stock-based compensation expense related to stock option awards was $0.4 million, compared to a gain of $0.2 million due to options forfeiture or expiration for the three-month period ended March 31, 2023 and 2022, respectively. As of March 31, 2023, unrecognized compensation expense related to non-vested stock options was $2.5 million. This expense will be recognized over 20 months on average.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2021	57,130	$61.55
Granted	107,760	$12.60
Vested	(30,373)	$63.90
Cancelled	(11,597)	$41.40
Unvested balance at December 31, 2022	122,921	$19.90
Granted	348,758	$4.30
Vested	(68,830)	$15.30
Cancelled	(9,443)	$17.20
Unvested balance at March 31, 2023	393,406	$7.00

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was $0.3 million, compared to an expense of $0.2 million due to options forfeiture or expiration for the three-month periods ended March 31, 2023 and 2022, respectively.

As of March 31, 2023, the amount of stock-based compensation expense related to unrecognized bonus share unit awards is $2.2 million and will be recognized over an average period of 29 months.

Performance Stock Unit

2019 Grant

In June 2022, PSUs granted to two executive officers in 2019 were forfeited because the underlying performance criteria were not met. These PSUs contained a market condition and had a five-year service period. Calyxt will continue to expense these PSUs over the remaining service period. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

2021 Grant

In July 2021, Calyxt granted 60,000 PSUs under the Inducement Plan to Mr. Carr. The PSUs will vest if Calyxt’s stock remains above three specified price levels for thirty calendar days over the three-year performance period. The PSUs will be settled in unrestricted shares of Calyxt’s common stock on the vesting date.

2022 Grant

In March 2022, Calyxt granted 53,000 PSUs under the 2017 Plan to five employees including four executive officers. The PSUs include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Company objectives as determined annually for the respective period by the Compensation Committee of Calyxt’s Board. Once the annual objectives are approved, the associated expense will be recognized on a straight-line basis over the period through the determination date, which can be no later than March 15 of the following year. Earned awards will be settled in shares of Calyxt stock no later than the March 15 determination date in the following calendar year. The grant date for the tranche of awards linked to 2022 performance was May 4, 2022, and on March 1, 2023, Calyxt’s Board determined the 2022 tranche of PSUs would vest at 100%. Determination of expense for the 2023 and 2024 tranches of PSUs for the four executive officers will be made when the associated business objectives are determined.

Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2021	74,500
Granted	53,000
Vested	—
Cancelled	(14,500)
Unvested balance at December 31, 2022	113,000
Granted	—
Vested	(17,667)
Cancelled	(1,666)
Unvested balance at March 31, 2023	93,667

Share-based compensation expense related to performance stock units awards was $0.2 million, compared to a loss of $0.1 million for the three-month periods ended March 31, 2023 and 2022, respectively. As of March 31, 2023, unrecognized compensation expense related to PSUs was $0.8 million. This expense will be recognized over 16 months on average.

Note 16. Earnings per share

	For the three-month period ended March 31,
	2022	2023
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(31,911)	(30,074)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	45,486,477	51,452,348
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.70)	(0.58)
Basic earnings from discontinued operations per share ($ /share)	(0.08)	(0.04)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.70)	(0.58)
Diluted earnings from discontinued operations per share ( $ /share)	(0.08)	(0.04)

When our net result is a loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When our net result is an income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted net income (loss) attributable to shareholders of Cellectis ($/share).

Note 17. Provisions

	31/12/2022	Additions	Amounts used during the period	Reversals	OCI	31/03/2023
Pension	2,390	81	—	—	69	2,540
Employee litigation and severance	234	50	—	—	5	288
Commercial litigation	243	499	—	(30)	11	723

Total	2,867	630	—	(30)	85	3,551

Non-current provisions	2,390	81	—	—	69	2,540
Current provisions	477	549	—	(30)	16	1,011

During the three-month period ended March 31, 2023, additions mainly relate to a commercial litigation for $0.5 million with a law office.

Note 18. Commitments

As of March 31, 2023	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands
License and collaboration agreements	14,968	1,450	2,900	2,900	7,718
Clinical & Research and Development agreements	236	236	—	—	—
IT licensing agreements	767	745	23	—	—

Total commitments	15,971	2,431	2,923	2,900	7,718

Obligations under the terms of license and collaboration agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones. We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of Clinical & Research agreements

We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements

We have entered into an IT licensing agreement and have related obligations to pay licensing fees.

Note 18. Subsequent events

On April 4, 2023, Cellectis announced the drawdown of the first tranche of €20 million related to the Finance Contract with the EIB. The disbursement of Tranche A was subject to, among other conditions, (i) the issuance of a specified number of warrants to the benefit of EIB (the “Tranche A Warrants”) and (ii) the completion of certain clinical development milestone by a Cellectis’ licensee, and, as of April 4, 2022, each of (i) and (ii) had been satisfied. In particular, on March 28, 2023, the Company issued 2,799,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price per share of the Company’s ordinary shares over the last 3 trading days preceding their issuance. Tranche A will mature six years from its disbursement date. Interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8% per annum. The EIB proceeded to the payment of the €20 million during the month of April 2023.

In an effort to regain compliance with the Nasdaq Capital Market’s Bid Price Rule, Calyxt effected the one-for-ten Reverse Stock Split of its common stock. The Reverse Stock Split became effective on April 24, 2023, pursuant to a Certificate of Amendment to Calyxt’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware. The Reverse Stock Split was reflected on the Nasdaq Capital Market beginning with the opening of trading on April 25, 2023. The par value and authorized shares of common stock and preferred stock of Calyxt were not adjusted as a result of the Reverse Stock Split. All share and per share amounts in the consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to this Reverse Stock Split. No fractional shares were issued in connection with the Reverse Stock Split and instead, fractional shares were rounded up to the nearest whole share number.

On May 4, 2023, Cellectis announced its decision to stop recruitment and treatment of patients in the MELANI-01 Study (evaluating the product candidate targeting CS1 in relapsed or refractory multiple myeloma).

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology, gene-edited hematopoietic stem and progenitors cells (“HSPC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our.HEAL platform, our gene editing technologies to develop HSPC product candidates in genetic diseases. HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 48.2% (as of March 31, 2023) ownership in Calyxt, is focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system for a diverse base of target customers across an expanded group of end markets.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSPC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

As of March 31, 2023, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. During the year ended December 31, 2021, we received $10.0 million from Allogene relating to milestones under the Allogene License Agreement.

We have also entered into collaboration and license agreements with Iovance Biotherapeutics and Cytovia Therapeutics for the use of our TALEN technology.

For the three-month period ended March 31, 2023, no other revenue was recorded under such agreements. For the three-month period ended March 31, 2022, we derived all of our Therapeutics revenues from milestones reached as part of our collaboration with Cytovia and royalties on licensed technologies.

At the date of this Report, we are sponsoring clinical studies with respect to four proprietary Cellectis UCART product candidates at eight (8) sites for the AMELI-01 Study, at eleven (11) sites for the BALLI-01 Study, at five (5) sites for the NATHALI-01 Study, and, subject to its winding-down , at seven (7) sites for the MELANI-01 Study as follows:

•

The AMELI-01 Study is an open label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania) and Roswell Park Cancer Institute Corporation D/B/A Roswell Park Comprehensive Cancer Center (Buffalo, New York). As of the date of this interim report, AMELI-01 is currently enrolling patients with a Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

•

The BALLI-01 Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass General Brigham Cancer Care, Inc. (Boston, Massachusetts), Hôpital Saint-Louis AP-HP (Paris, France), Hôpital Robert Debré AP-HP (Paris, France), CHU de Nantes—Hôtel-Dieu (Nantes, France), CHU Rennes—Hôpital Pontchaillou (Rennes, France), and Hospices Civils de Lyon (Lyon, France). As of the date of this interim report, BALLI-01 is currently enrolling patients with an FCA preconditioning regimen with a UCART22 product candidate manufactured fully in-house.

•

The NATHALI-01 Study is an open-label, Phase 1/2a dose-finding and dose-expansion multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activity of UCART20x22 in patients with relapsed or refractory B-Cell Non-Hodgkin’s Lymphoma (B-NHL). The NATHALI-01 study is currently enrolling patients at Dose Level 1 (DL1) with a FCA preconditioning regimen with a UCART20x22 product candidate manufactured fully in house at Sarah Cannon Research Institute – South Austin Medical Center (Austin, Texas), Dana-Farber/Mass General Brigham Cancer Care (Boston, Massachusetts), Hospices Civils de Lyon (Lyon, France), Clinica Universidad de Navarra (Pamplona, Spain), and Rutger, The State University (Piscatawaya, New Jersey). As of the date of this interim report, NATHALI-01 is currently enrolling patients with an FCA preconditioning regimen with a UCART20x22 product candidate manufactured fully in-house.

•

The MELANI-01 Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma. To accelerate the speed of enrollment of patients in the MELANI-01 study, the Company would have had to invest meaningful amount of resources. To optimize its resources, the Company decided to focus its development efforts on the BALLI-01, AMELI-01 and NATHALI-01 studies and therefore to stop enrollment and treatment of patients in the MELANI-01 study.

In addition, we are evaluating three UCART preclinical programs, as follows:

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trials update

•	Servier and Allogene: anti-CD19 programs

Allogene continues to enroll patients in the industry’s first potentially pivotal Phase 2 allogeneic CAR T clinical trial with ALLO-501A. Allogene announced that the single-arm ALPHA2 trial will enroll approximately 100 r/r large B cell lymphoma (LBCL) patients who have received at least two prior lines of therapy and have not received prior anti-CD19 therapy. Allogene expects to complete enrollment in H1 2024.

After the close of the quarter, Allogene announced that pooled data from the Phase 1 ALPHA/ALPHA2 trials of ALLO-501/501A, in r/r LBCL would be presented at the American Society of Clinical Oncology (ASCO) Annual Meeting June 2 – 6, 2023 in Chicago, Illinois.

•	Allogene: anti-BCMA and anti-CD70 programs

Allogene presented interim data from its Phase 1 TRAVERSE trial of ALLO-316, its first investigational product candidate for solid tumors, during an oral presentation at the American Association for Cancer Research (AACR) Annual Meeting in April. The ongoing dose escalation study is enrolling patients with advanced or metastatic renal cell carcinoma (RCC) who have progressed on standard therapies that included an immune checkpoint inhibitor and a VEGF-targeting therapy. The data reported to date is primarily from the DL1 and DL2 cohorts. Anti-tumor activity was primarily observed in patients with tumors confirmed to express CD70 (N=10). Among 18 patients evaluable for efficacy, the disease control rate (DCR) was 89%. In the 10 patients whose tumors were known to express CD70, the disease control rate was 100%, which included three patients who achieved partial remission (two confirmed, one unconfirmed). The longest response lasted until month eight. There was a trend toward greater tumor shrinkage in patients with higher levels of CD70 expression. In patients evaluable for safety (N=19), ALLO-316 demonstrated an adverse event profile generally consistent with autologous CAR T therapies. Dose escalation in the TRAVERSE trial is expected to be completed in 2023.

During the quarter, data from the Phase 1 UNIVERSAL trial with ALLO-715 for the treatment of r/r multiple myeloma (MM) was published in Nature Medicine. UNIVERSAL is the first allogeneic anti-BCMA CAR T to demonstrate proof-of-concept in MM with response rates that are similar to an approved autologous CAR T therapy. Allogene is evaluating manufacturing processes improvements across its BCMA candidates to achieve optimal performance.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

Key events of the three-month period ended March 31, 2023

Since the beginning of 2023, key achievements at Cellectis include:

•

On January 4, 2023, Cellectis established an At-The-Market (ATM) Program on Nasdaq. Cellectis has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), pursuant to which it may offer and sell to eligible investors a maximum gross amount of up to $60.0 million of American Depositary Shares (“ADS”), each representing one ordinary share of Cellectis, nominal value €0.05 per share, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The at-the-market (“ATM”) program is presently intended to be effective through the expiration of the existing registration statement, i.e. July 6, 2025, unless terminated prior to such date in accordance with the sales agreement or the maximum amount of the program has been reached. The ADSs and the underlying ordinary shares will be issued through a capital increase without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) as decided by the board of directors (the “Board”) of Cellectis on December 15, 2022 pursuant to the 11th and/or 13th resolutions adopted by the Combined General Meeting of Shareholders held on June 28, 2022 (or any substitute resolutions, adopted from time to time), within the limit of a maximum number of 13,645,293 ordinary shares (being the maximum authorized by the shareholders for each such resolution). As a consequence of the Cellectis Follow-on Offering and the issuance of EIB warrants for Tranche A, we do not expect to issue additional shares from the ATM before the 2023 Cellectis Shareholders meeting.

•

On February 7, 2023, Cellectis has announced launch of the Cellectis Follow-on Offering in which it offered $22 million of its ADS. Jefferies LLC and Barclays Capital Inc. (the “Underwriters”) acted as joint book-running managers for the Global Offering. Pricing occurred on February 2, 2023, at $2.50 per ADS for 8,800,800 ADSs. On February 7, 2023, Cellectis has announced the exercise by the Underwriters of their option (the “Option”) to purchase an additional 1,107,800 ordinary shares (the “Additional Ordinary Shares”) of the Company to be delivered in the form of an aggregate of 1,107,800 ADSs (the “Additional ADSs”). As a consequence, the total number of ordinary shares issued in the form of ADSs amounted to 9,907,800 for the base offering plus the Option exercise bringing the gross proceed to $24.8 million. The aggregate net proceeds to the Company, after deducting underwriting commissions and estimated offering expenses, amounted to approximately $22.8 million.

Since the beginning of 2023, developments at Calyxt, include the following:

•

On January 13, 2023, Calyxt and Cibus, and the other parties thereto entered into the definitive Merger Agreement under which Calyxt and Cibus will merge in an all-stock transaction. Under the terms of the Merger Agreement, Calyxt will issue shares of its common stock to Cibus shareholders in an exchange ratio such that upon completion of the merger, Calyxt shareholders are expected to own approximately 5% of the combined company, subject to adjustments permitted by the Merger Agreement. The Boards of Directors of both companies unanimously approved the Calyxt Merger. Concurrent with the execution of the merger agreement, certain officers of Calyxt, all of Calyxt’s directors, and Cellectis executed support agreements in favor of the Calyxt Merger.

•

On March 1, 2023, as stated in the Merger Agreement, Calyxy’s Board authorized the grant of 3,487,503 RSUs to all employees. These awards will vest upon completion of the Transactions, and accordingly, the expense associated with these awards will be recognized over the period from the date of grant to the estimated closing date of the Transactions. Consequently, after the completion of the Transaction, and subject to the issuance of some or all of such RSUs, Cellectis will own approximately 2.4% of Calyxt.

Key events post March 31, 2023

For Cellectis:

•

On April 4, 2023, Cellectis announced the drawdown of the first tranche of €20 million related to the Finance Contract with the EIB. The disbursement of Tranche A was subject to, among other conditions, (i) the issuance of a specified number Tranche A Warrants and (ii) the completion of certain clinical development milestone by a Cellectis’ licensee, and, as of April 4, 2023, each of (i) and (ii) has been satisfied. In particular, on March 28, 2023, the Company issued 2,799,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price per share of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding their issuance. Tranche A will mature six years from its disbursement date. Interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8% per annum. The EIB proceeded to the payment of the €20 million during the month of April 2023.

•	On May 4, 2023, Cellectis announced its decision to stop recruitment and treatment of patients in the MELANI-01 Study (evaluating the product candidate targeting CS1).

For Calyxt:

•

On April 24, 2023, Calyxt announced that it had completed the previously announced 1-for-10 Reverse Stock Split, which was previously approved by the Company’s stockholders at the annual meeting of shareholders on June 1, 2022.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and expect to incur losses for near-term future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01, and NathHaLi-01

•	continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSPC product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•

maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the three-month ended March 31, 2023 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the three-month periods ended March 31, 2022 and 2023

Revenues.

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Collaboration agreements	1,532	0	-100.0%
Other revenues	134	139	3.6%
Revenues	1,665	139	-91.7%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease in revenues of $1.5 million between the three-month periods ended March 31, 2022 and 2023 reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million in 2022 while recognition of revenues in 2023 is not material.

Other income

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Research tax credit	2,128	3,116	46.4%
Other income	6	304	4,795.7%
Other income	2,135	3,420	60.2%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The increase in other income of $1.3 million between the three months periods ended March 31, 2022 and 2023 reflects an increase of research tax credit of $1.0 million, due to an increase of eligible expenses and the recognition of $0.3 million representing the portion of an initial payments from BPI corresponding to a grant pursuant to our grant and repayable advance agreement with BPI, which was signed on March 2023. The company is expecting the payment of €2.9 million, representing the upfront and the first milestone of BPI financing, in the second quarter of 2023.

Cost of revenue

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Royalty expenses	(385)	(334)	-13.3%
Cost of revenue	(385)	(334)	-13.3%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Cos of revenues was stable between the three-month periods ended March 31, 2022 and 2023.

Research and development expenses.

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Personnel expenses	(12,844)	(10,294)	-19.9%
Purchases, external expenses and other	(13,757)	(10,787)	-21.6%
Research and development expenses	(26,601)	(21,081)	-20.8%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the three-month periods ended March 2022 and 2023, research and development expenses decreased by $5.5 million. Personnel expenses decreased by $2.6 million from $12.8 million in 2022 to $10.3 million in 2023 primarily due to departures. Purchases, external expenses and other decreased by $3.0 million (from $13.8 million in 2022 to $10.8 million in 2023) mainly relating to lower consumables purchases and subcontracting expenses due to continuing internalization of our manufacturing and quality activities to support our R&D pipeline.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Personnel expenses	(2,316)	(2,094)	-9.6%
Purchases, external expenses and other	(3,747)	(2,870)	-23.4%
Selling, general and administrative expenses	(6,063)	(4,964)	-18.1%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the three-month periods ended March 2022 and 2023, selling, general and administrative expenses decreased by $1.1 million. Personnel expenses decreased by $0.2 million (from $2.3 million in 2022 to $2.1 million in 2023) primarily due to a $0.1 million decrease in wages and salaries caused by departures not replaced. Purchases, external expenses and other decreased by $0.9 million (from 3.7 million in 2022 to $2.9 million in 2023) mainly explained by expenses associated with a new enterprise resource planning (ERP) software that was implemented in 2022.

Other operating income and expenses.

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Other operating income (expenses)	21	(611)	-3,041.1%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Between the three-month periods ended March 2022 and 2023, the other operating expenses increased primarily due to a commercial litigation of $0.5 million recognized in the period.

Net financial gain (loss).

	For the three-month period ended March 31,		% change
	2022 *	2023	2023 vs 2022
Financial income	2,270	775	-65.9%
Financial expenses	(1,358)	(5,177)	281.3%
Net Financial gain (loss)	912	(4,402)	-582.6%

*	These amounts reflect adjustments made in connection with the presentation of the discontinued operation

The decrease in financial income of $1.5 million between the three-month periods ended March 31, 2022 and 2023 was mainly attributable to a decrease of the foreign exchange gain of $2.1 million (from a $2.1 million gain in 2022 to a $0 million gain in 2023) partially offset by a $0.6 million increase of interest received from financial investments and other financial revenues due to an increase of our bank deposits interest rates.

The increase in financial expenses of $3.8 million between the three-month periods ended March 31, 2022 and 2023 was mainly attributable to a $3.2 million decrease in the fair value of the Cytovia convertible note financial and a $0.7 million increase in foreign exchange loss (from a $0.3 million loss in 2022 to a $1.0 million loss in 2023) partially offset by a decrease in interest expenses and other financial expenses of $0.1 million.

Income (loss) from discontinued operations

	For the three-month period ended March 31, 2023		% change
	2022	2023	2023 vs 2022
Income (loss) from discontinued operations	(6,441)	(4,691)	-27.2%

The $1.7 million decrease of net loss from discontinued operations between the three-month periods ended March 31, 2022 and 2023 is primarily driven by (i) the decrease of $2.6 million of R&D expenses (from $3.2 million in 2022 to $1.3 in 2023) and SG&A expenses (from $2.9 million in 2022 to $2.2 million in 2023) partially offset by (i) the increase of $0.7 million of net financial loss and (ii) the increase of $0.2 million of other operating expenses.

Net income (loss)

	For the three-month period ended March 31,		% change
	2022	2023	2023 vs 2022
Net income (loss)	(34,757)	(32,525)	-6.4%

Net income includes net income from discontinued operations.

The decrease in net loss of $2.2 million between the three-month periods ended March 31, 2022 and 2023 was mainly due to (i) a decrease of $3.8 million in purchases, external expenses and other, (ii) a decrease of $2.2 million in wages, (iii) a decrease of $0.7 million in non-cash stock based compensation expense, (iv) a $1.7 million decrease in net loss of discontinued operations, partially offset by (i) an increase of net financial loss of $5.3 million, (ii) an increase of other operating expenses of $0.6 million, (iii) a $0.2 million decrease in revenues and other income and (iv) a $0.2 million increase in social charges on stock option grants expenses

Non-controlling interests

	For the three-month period ended March 31,		% change
	2022	2023	2023 vs 2022
Gain (loss) attributable to non-controlling interests	(2,846)	(2,450)	-13.9%

During the three-month periods ended March 31, 2023, we recorded $2.5 million in loss attributable to non-controlling interests. The decrease in net loss attributable to non-controlling interests of $0.4 million is a result of a decrease in Calyxt’s net loss slightly offset by the diminution of Cellectis’s ownership interest in Calyxt.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and royalties and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

In light of the proposed Calyxt Merger contemplated by the Merger Agreement, Calyxt meets the “held-for-sale” criteria specified in IFRS 5 and qualifies as a discontinued operation in accordance with IFRS 5.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There have been inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal services, human resources and communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided and there were no expenses incurred by Calyxt under the Management Services Agreement in 2022 and 2023.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month periods ended March 31, 2022 and 2023:

	For the three-month period ended March 31, 2022			For the three-month period ended March 31, 2023
$ in thousands	Plants (discontinued operations)	Therapeutics	Total reportable segments	Plants (discontinued operations)	Therapeutics	Total reportable segments
External revenues	32	1,665	1,697	42	139	180
External other income	—	2,135	2,135	—	3,420	3,420

External revenues and other income	32	3,800	3,832	42	3,559	3,600

Cost of revenue	—	(385)	(385)	—	(334)	(334)
Research and development expenses	(2,878)	(26,601)	(29,479)	(2,165)	(21,081)	(23,246)
Selling, general and administrative expenses	(3,216)	(6,063)	(9,279)	(1,336)	(4,964)	(6,300)
Other operating income and expenses	43	21	65	(139)	(611)	(750)

Total operating expenses	(6,050)	(33,028)	(39,078)	(3,640)	(26,990)	(30,630)

Operating income (loss) before tax	(6,019)	(29,228)	(35,247)	(3,598)	(23,431)	(27,029)

Net financial gain (loss)	(422)	912	490	(1,093)	(4,402)	(5,495)

Net income (loss) from discontinued operations	(6,441)		(6,441)	(4,691)		(4,691)

Net income (loss)	(6,441)	(28,316)	(34,757)	(4,691)	(27,833)	(32,525)

Non-controlling interests	2,846	—	2,846	2,450	—	2,450

Net income (loss) attributable to shareholders of Cellectis	(3,595)	(28,316)	(31,911)	(2,241)	(27,833)	(30,074)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	(11)	1,680	1,669	85	1,103	1,188
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	342	636	979	274	517	791

Adjustment of share-based compensation attributable to shareholders of Cellectis	332	2,316	2,648	359	1,620	1,979

Adjusted net income (loss) attributable to shareholders of Cellectis	(3,263)	(26,000)	(29,263)	(1,882)	(26,213)	(28,095)

Depreciation and amortization	(708)	(4,934)	(5,641)	6	(4,456)	(4,450)
Additions to tangible and intangible assets	363	581	945	—	245	245

The total reportable segments include discontinued operations which is not presented in the Statement of income in accordance with IFRS 5 presentation.

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $0.2 million, from $3.8 million for the three-month period ended March 31, 2022, to $3.6 million for the three-month period ended March 31, 2023. The decrease was primarily due to milestones recognized with Cytovia in 2022 while no milestone was recognized in 2023 and partially offset by the increase of research tax credit.

The decrease in total operating expenses of $6.0 million from the three-month period ended March 31, 2022 to the three-month period ended March 31, 2023 resulted primarily from (i) a decrease of $3.8 million in purchases, external expenses and other, (ii) a decrease of $2.2 million in wages, (iii) a decrease of $0.7 million in non-cash stock based compensation expense and partially offset by (i) an increase of other operating expenses of $0.6 million and (ii) a $0.2 million increase in social charges on stock option grants expenses.

Operating loss before tax for our Therapeutics segment decreased by $5.8 million from the three-month period ended March 31, 2022 to the three-month period ended March 31, 2023.

The increase in net financial loss of $5.3 million from the three-month period ended March 31, 2022 to the three-month period ended March 31, 2023 resulted primarily from the loss in fair value of Cytovia’s convertible note.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $0.2 million from the three-month period ended March 31, 2023 to the three-month period ended March 31, 2023.

Plants segment

The decrease in total operating expenses of $2.4 million from three-month period ended March 31, 2022 to the three-month period ended March 31, 2023 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease of $1.0 million in personnel wages and salaries, (ii) a decrease of $1.7 million in purchases, external and other expenses, and partially offset by (i) the increase of other operating expenses of $0.2 million and (ii) an increase of $0.1 million in non-cash stock based compensation expense.

Operating loss before tax for our Plants segment decreased by $2.4 million from the three-month period ended March 31, 2022, to the three-month period ended March 31, 2023.

The increase in net financial loss of $0.7 million from the three-month period ended March 31, 2022 to the three-month period ended March 31, 2023 resulted primarily from the increase in fair value of common warrants related to the increase of Calyxt’s share price.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $1.4 million from the three-month period ended March 31, 2022, to the three-month period ended March 31, 2023.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of March 31, 2023, excluding Calyxt, we had current financial assets and cash and cash equivalents of $88.2 million comprising cash and cash equivalents of $83.5 million and the Cytovia convertible note measured at its fair value of $4.6 million. Long term restricted cash amounts to $4.7 million and is classified in Other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, and fixed bank deposits, in each case primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $69.4 million as of March 31, 2023. Current financial assets denominated in U.S. Dollars amounted to $4.6 million as of March 31, 2023.

For Calyxt which is presented as an asset held for sale, as of March 31, 2023, we had current financial assets and cash and cash equivalents of $2.1 million comprising only cash and cash equivalents.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month period ended March 31, 2022 and 2023.

Cash flows from Calyxt, which is classified as discontinued operations in the financial statements as of December 31, 2022, are included in the figures presented below.

	For the three-month period ended March 31,
	2022	2023

	$ in thousands
Net cash flows provided by (used in) operating activities	(36,612)	(28,326)
Net cash flows provided by (used in) investing activities	(982)	230
Net cash flows provided by (used in) financing activities	7,677	19,780

Total	(29,916)	(8,316)

Effect of exchange rate changes on cash	(852)	669

For the three-month period ended March 31, 2023, our net cash flows used in operating activities of $28.3 million are mainly due to cash payments from Cellectis to suppliers of $10.2 million, Cellectis’ wages and social expenses paid of $14.6 million, Cellectis’ taxes and others paid of $1.4 million, and Calyxt’s operating payments of $2.0 million, partially offset by $0.2 million of cash-in from licensing revenue of Cellectis.

For the three-month period ended March 31, 2022, our net cash flows used in operating activities are mainly due to Cellectis’ cash payments of $13.8 million to suppliers, wages and social expenses of $17.3 million, and Calyxt’s operating payments net of receipts of $7.5 million, partially offset by $0.8 million of tax credit, $0.6 million of licensing revenue at Cellectis, and $0.6 million of taxes and others.

For the three-month period ended March 31, 2023, our net cash flows provided by investing activities of $0.2 million primarily reflects the reimbursement of a security deposit from a supplier in the United States of $0.3 million and the decrease in current restricted cash of Calyxt of $0.1 million, partially offset by $0.2 million of investments in R&D equipment and building fittings under construction in France.

For the three-month period ended March 31, 2022, our net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $0.6 million, and the remainder attributable to investing activity in the Plants segment.

For the three-month period ended March 31, 2023, our net cash flows provided by financing activities of $19.8 million reflects mainly the proceeds of $24.8 million from the Cellectis Follow-on Offering and $1.0 million of Interim Funding received by Calyxt from Cibus, partially offset by transaction costs related to the Cellectis Follow-on Offering of $1.4 million, the payments of lease debts of $3.3 million and the repayment of the “PGE” loan of $1.3 million.

For the three-month period ended March 31, 2022, our net cash flows provided by financing activities reflects mainly the proceeds of $11.1 million from Calyxt’s follow-on Offering and capital raise and is partially offset by the payments of lease debts of $3.3 million as well as $0.1 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in New-York.

Operating capital requirements

Operating capital requirements—Cellectis S.A.

Our cash consumption is driven by our internal operational activities, including manufacturing activity conducted at our in-house manufacturing facilities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

As of March 31, 2023, Cellectis, excluding Calyxt, had cash and cash equivalents of $83.5 million. Based on the current operating plan and financial projections, we believe our cash and cash equivalents, are sufficient to continue operating for at least twelve months following the consolidated financial statements’ publication. Additionally, together with current financial assets, cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements), government funding of research programs, and our borrowing of €35.0 million under Tranche A and B of the €40.0 million finance contract (the “Finance Contract”) that we entered into with the European Investment Bank, or EIB, on December 28, 2022, will be sufficient to fund Cellectis’ Therapeutics’ operations into the third quarter of 2024.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account payments made by our strategic licensing partners and in particular some milestones related to the progress of Allogene’s CD19 and anti-BCMA programs. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Operating capital requirements—Calyxt, Inc.

Calyxt has incurred losses since its inception and its net loss was $5.4 million for the three months ended March 31, 2023, and it used $2.0 million of cash for operating activities for the three months ended March 31, 2023.

If the Transactions are not consummated for any reason, Calyxt may decide to dissolve and liquidate its assets. In such a circumstance, Calyxt would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. In light of Calyxt’s current capital resources, it is highly unlikely, in this case, that substantial resources, if any, would be available for distribution to stockholders.

To the extent the Transactions are not consummated for any reason and Calyxt is not liquidated and dissolved, it anticipates that it will continue to generate losses for the next several years or until such time as an alternative strategic transaction is consummated.

In the less likely scenario in which Calyxt seeks to continue to operate its business and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it would seek to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, (iv) public or private equity or debt financings, (v) the execution of strategic transactions, or (vi) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and near-term additional capital may not be available on reasonable terms, if at all.

Pursuant to the Agreement and Plan of Merger (the Merger Agreement) among Calyxt, Cibus and the other parties thereto, Calyxt and Cibus agreed that beginning at the earlier of March 15, 2023, and the date Calyxt’s unrestricted cash balance first drops below $1.5 million, Calyxt could request, and Cibus agreed to provide, an unsecured, interest-free revolving line of credit of up to $3.0 million in cash, which amount may be increased to $4.0 million if Cibus elects to extend the outside date (as defined in the Merger Agreement) to June 30, 2023 (the Interim Funding). Funds can be drawn by Calyxt in $0.5 million increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the closing of the Transactions, if consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus if the Merger Agreement is terminated for any reason other than under certain conditions, as detailed in the Merger Agreement. The Interim Funding is subject to acceleration in connection with certain bankruptcy events. As of March 31, 2023, Calyxt had received $1.0 million of Interim Funding from Cibus. Subsequent to March 31, 2023, and prior to the filing date of this interim report, Calyxt requested and received another $0.5 million of Interim Funding from Cibus.

Calyxt’s primary capital resources are its cash and cash equivalents and available Interim Funding.

Calyxt faces uncertainty regarding the adequacy of its capital resources and presently has limited access to additional financing and expects to rely upon the Interim Funding in order to continue operations through the consummation of the Transactions.

While certain public and private transaction structures may be available to Calyxt, these may require additional time and cost, may result in fixed payment obligations, may result in substantial dilution to existing stockholders, particularly in light of Calyxt’s current stock price, may impose operational restrictions on Calyxt, may grant holders rights senior to those of Calyxt’s shares of common stock, and may not be available on attractive terms. Further, during the pendency of the Transactions, any such transactions could only be entered into with the consent of Cibus. Accordingly, although Calyxt continuously assesses market conditions and available financing alternatives, in light of Calyxt’s current stock price, the restrictions imposed by the Merger Agreement and the availability of the Interim Funding, Calyxt does not anticipate any additional third-party funding prior to or not contingent upon the consummation of the Transactions.

Calyxt believes its cash and cash equivalents as of March 31, 2023, considering continuing actions taken to reduce its operating expenses to enable the proposed Transactions to close and the availability of the Interim Funding are sufficient to fund its operations through the second quarter of 2023. Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern for a period of 12 months or more from the date of filing of Calyxt’s quarterly report on Form 10-Q for the quarter ended March 31, 2023.

In light of Calyxt’s current liquidity challenges and capital resource constraints, management has implemented cost reduction and other cash-focused measures to manage liquidity, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers. During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has further streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Mergers. Accordingly, Calyxt has taken additional steps to reduce its operating expenses and has focused its continuing operations on scaling production of its Plant Cell Matrix™ structures with its manufacturing partner, licensing efforts with respect to its PlantSpring™ technology and plant traits and continuing to progress its three key customer projects.

If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms or to consummate the Transactions, Calyxt may have to implement increasingly stringent cost saving measures and significantly delay, scale back, or cease operations, in part or in full. If Calyxt decided to cease operations and dissolve and liquidate its assets, it is unclear to what extent Calyxt would be able to pay its existing obligations. In such a circumstance and in light of Calyxt’s current capital resources position, it is unlikely that substantial resources would be available for distributions to stockholders.

Off-Balance Sheet Arrangements

As of March 31, 2023, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until March 31, 2023.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2022.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.